

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 3, 2007

Shirley J. Linn, Esq.
Executive Vice President
FairPoint Communications, Inc.
520 East Moorehead Street, Suite 250
Charlotte, NC 28202

> **Re: FairPoint Communications, Inc.**
> **Form S-4**
> **Filed April 3, 2007**
> **File No. 333-141825**

Dear Ms. Linn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The spin-off of Northern New England Spinco to Verizon shareholders implicates Section 5 of the Securities Act of 1933. Consequently, Northern New England Spinco should file a registration statement registering the spin-off of its shares to Verizon shareholders. In the alternative, if available, you may rely upon the safe harbor from registration as described in Staff Legal Bulletin No. 4. If you believe that you may rely upon Staff Legal Bulletin No. 4, please address in your response letter how you satisfy the conditions of the safe harbor, particularly whether the special dividend and debt securities being issued to Verizon constitutes "value" or "consideration" in the spin-off. We note the representation

that the amount of the special dividend will not exceed Verizon's estimate of the tax basis of the assets being transferred to Northern New England Spinco; however, this amount does not include the value of the debt securities being issued to Verizon.

2. Please analyze in your response letter how the distribution agent's aggregation and sale of fractional shares will comply with Section 5 of the Securities Act, or, if you believe you can comply with Staff Legal Bulletin 4, how you will comply with the guidance in Section 6 of that Staff Legal Bulletin.

3. Please revise to include a summary term sheet in bullet point format in accordance with Item 1001 of Regulation M-A, and consolidate this term sheet with the "Summary of the Combined Company" section of the document. In the term sheet, disclose the aggregate amount of fees paid and payable to each of Lehman Brothers, Morgan Stanley, and Deutsche Bank Securities in connection with advising FairPoint and providing financing commitments.

Cover Page

4. Please disclose the dollar value, on an aggregate and per share basis, of the merger consideration SPINCO shareholders will receive in the merger based on the most recent closing price of FairPoint's common stock.

5. Disclose that Verizon Communications and its subsidiaries will receive approximately $1.7 billion in the form of a cash dividend and the transfer of debt securities by SPINCO immediately prior to the spin-off and the merger between SPINCO and FairPoint. Also disclose the aggregate amount of debt the merged company will incur in connection with facilitating the spin-off and merger.

Questions and Answers about the Transactions, page 1

"What will happen in the spin off?", page 1

6. Clarify that Spinco will not receive any cash proceeds from Verizon in connection with the transfer of Spinco's debt securities to Verizon, and that Spinco has entered into financing arrangements in order to pay the cash dividend and to make payments on the Spinco debt securities.

7. We note you indicate that the amount of the special dividend will not exceed Verizon's estimate of the tax basis of the assets being transferred to Northern New England Spinco. Balance this disclosure here and elsewhere with disclosure clarifying whether the $1.7 billion (comprised of the special dividend and Spinco

debt securities) exceeds Verizon's estimate of the tax basis of the assets being transferred.

The Merger, page 18

8.   Tell us in your response letter why "certain specified options, restricted stock units, restricted units and certain restricted shares…" will not be included in determining the number of shares of FairPoint common stock outstanding.

Risk Factors, page 20

"The Integration of FairPoint's and Spinco's business may not be successful," page 20

9.   In order to provide context to the risk, please disclose the amount of fees that will be payable prior to the expiration of the transition services agreement, as well as after the expiration of that agreement (if the merged company continues to use Verizon's services under the transition services agreement).

"The merger agreement contains provisions that may discourage other companies from trying to acquire FairPoint," page 23

10.   Clarify here or in another risk factor whether the merger agreement contains provisions that may discourage other companies from trying to acquire Northern New England Spinco.

"FairPoint and Spinco provide services to customers over access lines…," page 26

11.   Disclose the amount of revenues lost as a result of the net loss of access lines. Also quantify the rate of decline in access revenues, and the proportion of your total revenues generated by access line revenues.

"If the spin off does not constitute a tax-free spin off…," page 24 and "The combined company may be affected by significant restrictions following the merger," page 25

12.   In order to give context to the risk factors, give examples of "disqualifying actions."

"The combined company will be subject to competition…," page 26

13.   If true, indicate that the combined company may be subject to competition from Verizon in several of its markets, including in New England.

"Limitations on usage of net operating loss carryforwards…," page 31

14.   Clarify how the "limitations" could limit the combined company's ability to
        utilize the carryforwards in the future.

"The combined company faces risks associated with acquired businesses and potential
acquisitions, page 32

15.   If potential adverse tax consequences limit the combined company's ability to
        pursue acquisitions during the two years following the merger, clarify in this risk
        factor.

"The combined company's success will depend on its ability to attract and retain…,"
page 34

16.   Disclose whether any key personnel have indicated an intention to leave the
        company following the merger.

"The combined company will be exposed to risks relating to evaluations…," page 34

17.   Indicate when the combined company will have to comply with Section 404 of
        the Sarbanes-Oxley Act.

The Transactions, page 41

Calculation of Merger Consideration, page 43

18.   We note your statement, in footnote 1 to the fee table, that the number of shares to
        be registered "represents the maximum number of shares of common stock that
        FairPoint Communications, Inc. will issue to holders of common stock of
        Northern New England Spinco Inc. upon consummation of the merger…."
        However, on page 43 of the Form S-4, FairPoint discloses that "the actual number
        of shares of FairPoint common stock to be issued will not be determined until the
        effective time, and there is no maximum or minimum number of shares that will
        be issued." Please revise to reconcile these statements, or alternatively, expand
        the discussion on page 43 to disclose FairPoint's plan to not issue any further
        shares (other than shares that may be issued under the 2005 Stock Incentive Plan)
        prior to the effective date of the merger.

Background of the Merger, page 45

19.   The Background section contains multiple references to analyses and valuations
        provided by FairPoint's financial advisors relating to a potential transaction with
        Verizon Communications, beginning with Lehman Brothers' and Morgan

Stanley's preliminary valuation parameters presented during the June 21, 2006 meeting of FairPoint's board of directors. Advise us why each of these presentations do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

20.   Disclose whether the financing commitments ultimately provided by Lehman Brothers and Morgan Stanley factored into those entities' valuation of and advice to FairPoint during the negotiations from March of 2006 to January 15, 2007. Clarify when FairPoint first began negotiations with Lehman Brothers and Morgan Stanley for a portion of the $2.08 billion in financing commitments discussed on page 104. Quantify the fees payable to these commitment parties (as well as Deutsche Bank Securities and its affiliates), as well as the limit on FairPoint's agreement to indemnify Lehman Brothers, Morgan Stanley, and the other commitment parties against certain liabilities, as described on page 104.

21.   Please expand your discussion of the parties negotiation of key aspects of the proposed deal, including, but not limited to, the following:

- the exchange ratio and type of merger consideration;
- the structure of the transaction and the final percentage of outstanding Newco common shares that the Spinco stockholders would own post-merger;
- the deal protection provisions;
- the allocation of assets between Verizon and Spinco;
- the amount of payouts to Verizon in connection with the spin-off; and
- the tax sharing agreement.

FairPoint's Reasons for the Merger, page 48

22.   It appears that on January 2, 2007 and January 10, 2007, management and the board of directors of FairPoint discussed certain factors possibly weighing against approval of the transaction, such as the amount of debt to be incurred by the merged company, the impact of the merger on FairPoint's cash position, the proposed sale of FairPoint's limited partnership interest in Orange County-Poughkeepsie, and certain deal protection devices. Please expand your summary of FairPoint's reasons for the merger to also discuss how factors weighing against the merger were addressed, and the reasoning behind the board's belief that any negative aspects of the merger were outweighed by the positive benefits that would arise once the transactions were completed.

Opinion of Deutsche Bank Securities Inc., Financial Advisor to FairPoint, page 51

23.   Provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Deutsche Bank Securities Inc. in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

24.   We note your statement that Verizon furnished certain internal analyses and other information to Deutsche Bank Securities. Please note that disclosure of financial forecasts prepared by management are required if the forecasts were provided to a third-party financial advisor, including a merging party's advisor. Accordingly, please disclose all projections that FairPoint provided to Verizon, Spinco, and/or their respective financial advisors and the projections that Verizon and Spinco gave to FairPoint and/or FairPoint's financial advisors, or advise us why they are not material. For example, please disclose all material Spinco projections that were provided to Deutsche Bank Securities.

Interests of Certain Persons in the Merger, page 60

25.   Please quantify in dollar terms the benefit that FairPoint's officers will receive as a result of their interests in the merger. Present this quantified information on both an aggregate and an individual basis. Furthermore, please quantify the dollar amount of payments and benefits that each of FairPoint's executive officers will be entitled to receive under the Change in Control and Severance Agreements executed in March 2007, in the event that the executive officers resign within 45 days following the events specified on page 157 of the Form S-4.

Dividend Policy of FairPoint and the Combined Company, page 63

26.   Disclose the expected pro forma leverage ratio following the merger.

Certain United States Federal Income Tax Consequences of the Spin Off and the Merger, page 65

27.   Please remove the word "certain" from the heading and the opening paragraph of this section. Furthermore, confirm that counsel for both parties to the merger will opine on all material tax consequences of the spin off and the merger.

28.   It appears that you intend the tax discussions to be counsel's opinion. If so, please revise to clearly state that this is counsel's opinion, or alternatively, advise us whether you intend to obtain and file long-form tax opinions.

29.   You state in "Conditions to the Completion of the Merger" that receipt of the tax opinions and the IRS rulings are conditions that can by waived by the parties. In your response letter, please confirm that you intend to re-circulate and re-solicit if there is a material change in tax consequences and the conditions are waived. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to re-solicit and re-solicit.

Conditions to the Completion of the Merger, page 79

30.   Disclose here whether it is the FairPoint board's intent to re-solicit stockholder approval of the merger if either party waives material conditions. We generally believe that re-solicitation is required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that they previously provided to shareholders materially misleading.

31.   We note the merger is conditioned upon receipt of customary solvency opinions "of a nationally recognized independent valuation firm selected by Verizon." File the consents of the firm(s) being engaged to provide such opinions and confirm in your response letter that the opinions will be filed as exhibits to the registration statement in a post-effective amendment at closing.

Financing of the Combined Company, page 104

32.   In each instance when adjusted LIBOR is cited as a starting point in the calculation of the interest rates payable under each type of financing, please disclose the most recent adjusted LIBOR figures. Also provide an example of the total annual interest rate the merged companies will be required to pay on any borrowings under the various credit arrangements, as well as examples of how the commitment fees and other fees will be calculated.

33.   Clarify whether the debt that will be incurred by Newco will be considered "high-yield" debt. We note that FairPoint presented the contemplated transactions at a "Lehman Brothers High Yield Bond and Syndicated Loan Conference" on March 26, 2007. See the Form 8-K filed on March 26, 2007.

Spinco Securities, page 107

34.   As soon as the payment terms, interest rate, and other details of the Spinco Securities are known, please revise this section to provide that information. We may have further comments upon reviewing the revised disclosure.

35.   We note that Verizon may exchange the Spinco securities for outstanding Verizon indebtedness. Disclose that Verizon may be deemed to be an underwriter of the

Spinco securities in certain transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 108

Overview, page 111

36.   We note your characterization of rural local exchange carriers' operations as having "stable operating results…." Balance this discussion by also discussing the slow growth potential of the industry and illustrate the point by highlighting the percentage of revenue growth attributed to acquisitions as opposed to internal growth. As requested in an earlier comment, discuss the extent to which Verizon has competed with the company in the past and the extent to which it potentially may compete with the company in the future.

Liquidity and Capital Resources, page 128

The Combined Company, page 132

37.   Consider revising this section to include a table of contractual obligations of the combined company clarifying the amount and timing of the merged company's obligations in the future.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements, Page 174

38.   Refer to note (m) where you discuss the estimated purchase price allocation as of December 31, 2006. We note that debt of $608 million, which will be refinanced as part of the merger transaction, is included as purchase price consideration. Please explain in detail how you determined that this refinanced debt should be included in the purchase price.

39.   You disclose that the final value of the outstanding FairPoint shares will be based on the closing price of its stock as of the merger date. Tell us how you considered the guidance in SFAS 141 and EITF 99-12 in evaluating whether the measurement date should be based on the market price over a reasonable period of time before and after the terms of the acquisition were agreed to and announced.

40.   You disclose in Note (m)(4) at page 176 that the purchase price allocation is preliminary. Identify any additional significant liabilities and tangible and intangible assets likely to be recognized and describe any uncertainties regarding the effects of amortization periods assigned to assets. Disclose whether you expect the final allocation to be materially different. If materially different results

might occur, include additional pro forma presentations that give effect to the range of possible results. See Article 11 of Regulation S-X.

41.   Expand the description of pro forma note (x) at page 178 to disclose the nature and the amount of each type of expenditure that is reclassified. In your response describe how the presentations of these costs differ in the financial statements of FairPoint and Verizon's Maine, New Hampshire and Vermont Operations.

42.   We note that certain capital and operating leases and purchase obligations have been excluded from the pro forma contractual obligations table provided on page 179. Please consider revising the pro forma table to include these contractual obligations based on existing agreements or to reflect management's best estimate of the impact of the renegotiated terms.

Beneficial Ownership of FairPoint Common Stock, page 214

43.   Disclose whether Wellington Management Company, LLP has any arrangements, agreements, or understandings with its clients that grant Wellington Management investment and voting control over the securities of its clients. If so, disclose the natural person(s) exercising voting or investment control over Wellington Management.

Verizon's Maine, New Hampshire & Vermont Operations, page F-44

Notes to Combined Financial Statements, page F-51

6. Employee Benefits, page F-60

44.   Refer to your discussion of benefit costs. We note that Verizon curtailed the pension plan for management employees in 2005 and may have curtailed or settled other plans. Please revise your disclosures to clearly identify which pension and other postretirement benefit plans have been settled or curtailed and which, if any, will remain active subsequent to the merger.

45.   We note from your disclosures on page F-57 that the SFAS 158 adjustments recorded by Verizon to recognize the funded status of your pension and other post retirement benefit plans are not reflected in the financial statements. Tell us how you considered the guidance in Statement 158 in determining that this accounting treatment is appropriate. In this regard, also discuss the pro forma adjustment (d) at page 174 to eliminate the liability for pension and other postretirement benefits not transferred to Spinco.

46.   Refer to your discussion of the Employee Matters Agreement on page 93. Please revise the disclosure in Note 6 to provide a discussion of the "excess pension plan" that you mention on page 93. The nature of this plan and whether tabular disclosures provided in your footnote include values related to this plan is unclear.

Stock options, page F-56

47.   Revise the disclosure at page F-56 to explain why the structure of Verizon's stock incentive plans does not provide for the separate determination of certain stock option disclosure. Identify the disclosures that you have omitted from the financial statements.

Part II—Information Not Required in Prospectus, page II-1

Item 22. Undertakings, page II-2

48.   Please include the undertakings required by Item 22(b) and (c) of Form S-4.

Exhibit Index

49.   Please file the legal opinion, tax opinions, and all other required exhibits as soon as possible. We will require adequate time to review those documents prior to the filing of a request for effectiveness.

50.   Revise the Exhibit Index to include the Termination Agreement dated as of January 15, 2007, and an appropriate cross-reference to the Form 8-K with which that agreement was filed.

51.   Please file the all agreements governing the "New Credit Facility" discussed on pages 104 through 107, including, but not limited to, the Commitment Letters entered into with each of the "commitment parties."

52.   Please file each Item 601(b)(10) agreement in its entirety. For example, we note that FairPoint omitted Exhibits A through C to the Distribution Agreement dated as of January 15, 2007 and filed with a Form 8-K on January 19, 2007.

53.   File a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Jeffrey J. Pellegrino, Esq.
Paul, Hastings, Janofsky & Walker LLP
Via Facsimile: (212) 230-7697